Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Voyager Therapeutics, Inc. for the registration of its common stock, preferred stock, debt securities, depositary shares, subscription rights, warrants, purchase contracts and units and to the incorporation by reference therein of our reports dated March 8, 2022, with respect to the consolidated financial statements of Voyager Therapeutics, Inc., and the effectiveness of internal control over financial reporting of Voyager Therapeutics, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts November 8, 2022